

August 1, 2007

<u>**Via Facsimile (212) 245-3009 and U.S. Mail**</u>

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, NY 10019

> **Re: Crown Crafts, Inc.**
> **Definitive Additional Soliciting Materials filed by**
>   **Wynnefield Partners Small Cap Value, L.P. et. al.**
> **Filed July 31, 2007**
> **File No. 001-07604**

Dear Mr. Tullman:

We have reviewed the above-referenced filing and have the following comments.

1. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. <u>Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis</u>. Refer to Rule 14a-9. We note (i) your reference to a "cozy relationship" between Mr. Chestnut and Mr. Fox and your implication that the fees paid by the company to Mr. Fox's law firm as well as Mr. Chestnut's compensation approved by the company's compensation committee, of which Mr. Fox forms a part, are inappropriate, (ii) your questioning whether Mr. Fox can fulfill his fiduciary duties if his approval of any strategic alternative for the company would result in the suspension of the payment of legal fees to Mr. Fox's law firm, and (iii) your assertion that the "clubbiness" of the company's board members appears to impair their ability to fulfill their fiduciary duties and harms security holders.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertions that (i) the termination of Mr. Fox's tenure in the company's compensation committee is "an implicit admission of at least the appearance of a conflict-of-interest," and (ii) the company's board members form a "club."

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
August 1, 2007
Page 2

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions